NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

                                                                10 December 2006

                         RECOMMENDED REVISED ACQUISITION

                             of Corus by Tata Steel

The boards of Tata Steel and Corus are pleased to announce that they have agreed the terms of an increased recommended Acquisition (the "Revised Acquisition") at a price of 500 pence in cash per Corus Share.

Details of the terms of the original Acquisition, also recommended by the Board of Corus, were set out in the Scheme Document posted to Corus Shareholders on 10 November 2006.

Commenting on today's announcement, Ratan Tata, Chairman of Tata Steel, said:
"We remain convinced of the compelling strategic rationale of this partnership and the revised terms deliver substantial additional value to Corus shareholders."

Jim Leng, Chairman of Corus, said "The Revised Acquisition terms from Tata Steel are a substantial increase from the previous offer. Accordingly, the Corus Board are pleased to recommend this to Corus Shareholders".

Defined terms in this announcement have the same meaning as in the Scheme Document.

1. Terms of the Revised Acquisition

Under the terms of the Revised Acquisition, Corus Shareholders will be entitled to receive 500 pence in cash for each Corus Share (the "Revised Price"). This represents a price of 1000 pence in cash for each Corus ADS.

The terms of the Revised Acquisition value the entire existing issued and to be issued share capital of Corus at approximately (pound)4.7 billion and the Revised Price represents:

(i) an increase of approximately 10 per cent. compared to 455 pence, being the Price under the original terms of the Acquisition;

(ii) on an enterprise value basis, a multiple of approximately 7.5 times EBITDA from continuing operations for the twelve months to 30 September 2006 (excluding the non-recurring pension credit of (pound)96 million) and a multiple of approximately 5.9 times EBITDA from continuing operations for the year ended 31 December 2005;

(iii) a premium of approximately 38.7 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus; and

(iv) a premium of approximately 22.7 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus.

The terms of the Revised Acquisition described in this announcement remain subject to the Conditions and do not affect Tata Steel's intentions regarding the business of Corus, its management, employees and locations, nor the proposals relating to Corus's pension schemes, the Corus Share Schemes, Convertible Bonds or cancellation of the Deferred Shares, each as described more fully in the Scheme Document.

Further details of the Revised Acquisition will be contained in a circular which is expected to be posted to Corus Shareholders shortly. On 4 December 2006 the EGM and Court Meeting of Corus were adjourned to 20 December 2006. Corus intends to advise shareholders as appropriate in due course, and in any event in advance of the meetings, on the action that shareholders should take at those meetings.

2. Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Revised Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors unanimously recommend that Corus Shareholders vote in favour of the Revised Acquisition as they have undertaken to do in respect of their own beneficial holdings of Corus Shares, representing approximately 0.1 per cent. of the existing share capital of Corus.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Revised Acquisition and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Revised Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

3. Financing

The financing arrangements relating to Tata Steel UK, as described in Part Nine of the Scheme Document, remain in place. The additional funding required under the proposed terms of the Revised Acquisition will be funded by way of two letter of credit facility agreements dated 5 December 2006 and 10 December 2006 respectively, between, among others, TATASTEEL Asia Holdings Pte Ltd, Tata Steel, Standard Chartered Bank and Standard Chartered First Bank of Korea.

ABN AMRO and Deutsche Bank, as joint financial advisers to Tata Steel and Tata Steel UK, are satisfied that sufficient resources are available to satisfy in full the consideration payable to Corus Shareholders under the proposed terms of the Revised Acquisition.

4. Implementation Agreement and Inducement Fee

The Implementation Agreement as described in the Scheme Document remains in effect. The amount of the Inducement Fee referred to in the Implementation Agreement is 1 per cent. of the value of the Revised Acquisition calculated by reference to the price per Corus Share and the fully diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable).

5. Disclosure of interests in Corus and irrevocable undertakings

Tata Limited, a wholly owned subsidiary of Tata Sons, holds 2,125 Corus Shares. Since Corus Shares held either by members of the Tata Steel Group or by Tata Limited are excluded from the definition of Scheme Shares, Tata Steel will not be entitled to vote these Shares at the Court Meeting.

Tata Steel UK has received irrevocable undertakings to vote in favour of the Revised Acquisition and the resolutions at the Court Meeting and EGM from the directors of Corus in respect of 1,164,416 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus. These undertakings are in respect of their entire beneficial holdings of Corus Shares. Further details relating to these undertakings, including the circumstances in which they cease to have any effect, were included in the Scheme Document.


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

The interests of the Deutsche Bank Group consist of, as at 7 December 2006, a long position of 4,786,061 Corus Shares, a long position of 472,597 Dutch Bonds and a long position of 76,336 Euro Bonds. For reasons of confidentiality, only limited enquires have been made as to the interests of the Deutsche Bank Group and a further announcement detailing such interests will be made if required.

Except as disclosed in this paragraph 5, as at 7 December 2006, being the last practicable date before this announcement, neither Tata Steel or Tata Steel UK, nor any of the directors of Tata Steel or Tata Steel UK, nor so far as Tata Steel and Tata Steel UK are aware, any person acting in concert with Tata Steel or Tata Steel UK, (i) has any interest in or right to subscribe for any relevant Corus securities, nor (ii) has any short positions in respect of relevant Corus securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Corus securities (save for any borrowed shares which have been on-lent or sold).

6. General

Save as set out above, in all other respects, including the availability and terms of the Loan Note Alternative, the Revised Acquisition will be subject to the Conditions and on the same terms set out in the Scheme Document.

Appendix I sets out the bases and sources of certain information contained in this announcement.

Enquiries:

Tata Steel Limited
Koushik Chatterjee, Vice President Finance             Tel: +91 (0) 22 5665 8112
Sanjay Choudhry, Head of Corporate Communications      Tel: +91 (0) 65 7243 1142

ABN AMRO (financial adviser to Tata Steel and broker to the Acquisition)
Jitesh Gadhia                                          Tel: +44 (0) 20 7678 7678
Richard Walker                                         Tel: +44 (0) 20 7678 1451
Paul Nicholls (corporate broking)                      Tel: +44 (0) 20 7678 8000

Deutsche Bank (financial adviser to Tata Steel and broker to the Acquisition)
Brett Olsher                                           Tel: +44 (0) 20 7545 8000
Anthony Parsons                                        Tel: +44 (0) 20 7545 8000
Charlie Foreman (corporate broking)                    Tel: +44 (0) 20 7545 8000

Rothschild (financial advisor to Tata Steel)
Richard Murley                                         Tel: +44 (0) 20 7280 5440
Meyrick Cox                                            Tel: +44 (0) 20 7280 5072

Financial Dynamics (PR adviser to Tata Steel - UK)     Tel: +44 (0) 20 7269 7121
Andrew Lorenz
Richard Mountain
Christopher Clark


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

Vaishnavi Corporate Communications (PR adviser to Tata Steel - India)
Manoj Warrier                                          Tel: +91 (0) 22 6656 8787
Natasha Pal                                            Tel: +91 (0) 22 6656 8787
Vishal Mehta                                           Tel: +91 (0) 22 6656 8787

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4504

Credit Suisse (lead financial adviser to Corus)
James Leigh-Pemberton                                  Tel: +44 (0) 20 7888 8888
Jeremy Fletcher                                        Tel: +44 (0) 20 7888 8888
Zachary Brech                                          Tel: +44 (0) 20 7888 8888

JPMorgan Cazenove (joint financial adviser and corporate broker to Corus)
Edmund Byers                                           Tel: +44 (0) 20 7588 2828
Barry Weir                                             Tel: +44 (0) 20 7588 2828
Matthew Lawrence                                       Tel: +44 (0) 20 7588 2828

HSBC (Rule 3 adviser to Corus)
Adrian Coates                                          Tel: +44 (0) 20 7992 2326
Charles Packshaw                                       Tel: +44 (0) 20 7992 2162
Raj Kohli                                              Tel: +44 (0) 20 7992 2328
Jan Sanders                                            Tel: +44 (0) 20 7992 2115

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg



This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Revised Acquisition or otherwise. The Revised Acquisition will be made solely through the Revised Scheme Document, which will contain the full terms and conditions of the Revised Acquisition, including details of how to vote in respect of the Revised Acquisition. Any response to the Revised Acquisition should be made only on the basis of the information contained in the Revised Scheme Document.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority:
BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Tata Steel and Tata Steel UK and no one else in connection with the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in connection with the Revised Acquisition or any matters referred to therein.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the UK by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of Rothschild, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not advising any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Proposals or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Proposals or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposals or any matters referred to herein.

The availability of the proposals discussed herein to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Revised Scheme Document.

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the 'SEC'). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E.,


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

Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The Loan Notes that may be issued pursuant to the Revised Acquisition have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Revised Acquisition have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel UK and permitted by applicable law and regulation, the Loan Notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Revised Acquisition or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Revised Acquisition relates to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Revised Acquisition is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

This announcement includes 'forward-looking statements' under United States securities laws, including statements about the expected timing of the Revised Acquisition, the expected effects on Corus of the Revised Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and steelmaking capacity and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Revised Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward looking statements contained in this announcement are made as of the date hereof and Corus, Tata Steel and Tata Steel

UK assume no obligation and do not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by Tata Steel, Tata Steel UK or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

                                   APPENDIX I

                               BASES AND SOURCES


(a) The value of Corus as implied by the Revised Price is based upon the fully diluted number of Corus Shares being 946,703,281, including 898,743,330 Corus Shares in issue on 8 December 2006 (including those represented by ADSs, but excluding those held in treasury), adjusted only for the dilutive effect of in-the-money options and LEAP shares.

(b) The premia implied by the Revised Price have been calculated based on closing Corus Share prices supplied by Datastream.

(c) The multiple of Corus' underlying EBITDA implied by the Revised Price is based on: (i) the value of the fully diluted share capital of Corus and the net debt position (including finance leases) as at 30 September 2006 of (pound)812 million which is adjusted for cash from option proceeds;
      (ii) underlying EBITDA for the twelve months to 30 September 2006 of (pound)737 million from continuing operations and excluding the non-recurring pension credit of (pound)96 million; and (iii) underlying EBITDA for the year ended 31 December 2005 of (pound)947 million which is adjusted for the sale of the aluminium assets.

(d) Unless otherwise stated, the financial information relating to Tata Steel and Corus has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.



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